FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Prothena Corporation plc

77 Sir John Rogerson’s Quay, Block C

Grand Canal Docklands

Dublin 2, D02 T804, Ireland

April 16, 2019

Via EDGAR Transmission and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Wyman
Tabatha McCullom

Re:	Prothena Corporation plc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-35676

Ladies and Gentlemen:

Prothena Corporation plc (the “Company” or “Prothena”) submits this letter in response to further comments received by letter dated April 3, 2019 from the Staff of the Securities and Exchange Commission (the “Staff”). A courtesy copy of this letter is being submitted to the Staff by overnight delivery.

Each of the Staff’s comments is reproduced below in bold. The Company’s response follows each such Staff comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Master Collaboration Agreement by and between Prothena Biosciences Limited (“Prothena”) and Celgene Switzerland LLC (“Celgene”) dated March 20, 2018 (the “Agreement”) to which the Staff’s comments relate.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 1. Financial Statements (unaudited)

Notes to the Condensed Consolidated Financial Statements

8. Significant Agreements

Celgene Collaboration Agreement, page 18

1.	Please propose revised disclosure that:

•

articulates consistently when Celgene would have “decision making authority over development activities and all regulatory, manufacturing and commercialization activities in the U.S.” We note that the first paragraph of the Overview section indicates this occurs upon Celgene’s exercise of the option to acquire U.S. Rights whereas the first paragraph of the Celgene U.S. and Global Rights and Licenses section indicates this occurs “following Phase 1.”

•	clarifies whether the exclusive license to develop and commercialize that Celgene will receive upon exercise of its options for U.S. Rights and Global Rights includes the right to manufacture.

•	quantifies the regulatory and commercial milestones per program the Company is eligible to receive after Celgene’s exercise of U.S. Rights.

Company Response:

Prothena proposes revising in its future filings its disclosure as shown in Exhibit A attached to this letter.

2.

Please analyze for us whether your contract with Celgene includes one or more implied promises by Prothena to perform research and development services prior to the filing of an IND. We make this request because your response appears to be limited to whether an explicit promise exists, nonetheless promises may be implied by an entity’s customary business practices, published policies or specific statements (ASC 606-10-25-16); implied promises need not be enforceable at law (ASC No. 2014-09 BC87); and the illustrative statements below appear to imply such a promise.

Company Response:

There are no implied promises to Celgene. Prothena respectfully notes for the Staff that Section 12.10 of the Agreement states that the Agreement “contains the entire agreement by the Parties with respect to the subject matter hereof and supersedes any prior express or implied agreements, understandings and representations, either oral or written, which may have related to the subject matter hereof in any way, . . . .”

[***]

Certain of the below-quoted statements are from webcast presentations and ensuing question-and-answer sessions with research analysts and Prothena’s shareholders. These statements must be viewed in that overall context, as well as the specific context of the questions asked and the complete responses.

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Prothena does not view any of these statements as suggesting implied promises to Celgene, [***]. In other words, [***]. Please see the Company’s additional response below with respect to each statement.

•

“And that’s essentially the way we kind of move that into the R&D. So again to reiterate, we’re responsible for research and development through Phase I. So to be clear, that includes CMC, that includes regulatory, basically every other function in there.” – March 20, 2018 Prothena Corporation PLC Neuroscience R&D Collaboration Investor Call

Company Response: The statement that “we are responsible for research and development” does not mean, and could not be reasonably read to imply, that Prothena has an obligation to undertake research and development. Rather, it was meant to convey that as between Prothena and Celgene, Prothena would be responsible for any research and development that it chooses to undertake under the Agreement, and that [***]. Finally, the activities performed by Prothena through completion of Phase 1 clinical trials for a program, should Prothena choose to undertake them, [***].

•

“Prothena will lead and have final decision-making authority over all programs through Phase I, unless Celgene elects otherwise at its expense.” - March 20, 2018 Prothena Corporation PLC Neuroscience R&D Collaboration Investor Call

Company Response: The statement is accurate and consistent with the terms of the Agreement and does not imply that Prothena has any obligation beyond what is set forth in the Agreement. In fact, the statement that Prothena has “final decision-making authority” is consistent with [***]. Moreover, Prothena having final decision-making authority regarding the conduct of the programs prior to Celgene exercising its option rights is not consistent with [***]. Finally, the portion of the statement that reads “unless Celgene elects otherwise at its expense” refers to the limited right of Celgene (through its Phase 1 Portion Participation Right) to take over the conduct of a program through Phase 1 clinical trials for that program after it exercises its IND Option and obtains US Rights for that program. Currently, Celgene has no such decision-making right as it has not exercised an IND Option and has no right to take over the Phase 1 clinical trials for any program.

•

“And as you may recall, Prothena is responsible for the execution of these programs through the preclinical and early clinical stages, dependent upon various clinical option exercise [indiscernible] by Celgene.” –Q4 2018 Earnings Transcript

Company Response: Consistent with the response above, the reference to Prothena being “responsible for” does not imply a promise by Prothena to proceed with any of these programs. Rather, it conveys that as between Prothena and Celgene, Prothena would be responsible for the execution of any program that it chooses to undertake, and that Celgene cannot direct Prothena on that execution. Moreover, in order for an implied promise to constitute a performance obligation, Celgene would need to have

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control of a distinct good or service; Celgene has no control over any research and development that Prothena chooses to undertake prior to Celgene’s exercise of an IND Option.

•

“… this collaboration provides Prothena the opportunity to work with a premier scientific partner and the resources and flexibility to advance these programs while continuing to expand our proprietary discovery activities ….” March 20, 2018 Press Release.

Company Response: Similarly, the statement that Prothena has “the opportunity” to work with Celgene does not imply that Prothena has promised to undertake any activities beyond what is expressly stated in the Agreement. Importantly, the statement confirms Prothena’s “flexibility” to advance these programs – [***]. In fact, Prothena continuously evaluates the progress of its research and development and [***].

•

“For Prothena, it offers the opportunity to work with a premier scientific partner with complementary biological expertise and also provides the resources and flexibility to advance in parallel both the programs within the scope of this collaboration as well as our proprietary discovery activities…” March 20, 2018 Press Release.

Company Response: The previous response applies equally to this statement.

•

“…from the Prothena side, this provides an opportunity to accelerate and expand our discovery activities and to do it with expertise and input that we may not otherwise have access to. And so from our perspective, being able to work with a scientific team is actually quite attractive. And obviously from a resource perspective, we do think that this not only advantages the collaboration but advantages our discovery organization beyond the collaboration as well. So we actually see this as an opportunity to accelerate things that we were looking forward to working on. And actually these are targets that were obviously high on our list and we were doing an extensive amount of work on in any event.” - March 20, 2018 Prothena Corporation PLC Neuroscience R&D Collaboration Investor Call

Company Response: These statements reflect reasons why Prothena might choose to proceed with one or more programs contemplated under the Agreement, but do not imply that Prothena will so proceed or create an implied promise to do so. Importantly, the statement that the transaction “advantages our discovery organization beyond the collaboration” conveys Prothena’s ability to [***].

3.

With respect to your assertion that the license rights conveyed to Celgene are not material in the context of the contract, please reconcile for us why the following rights granted to Celgene would nonetheless not be viewed as important by Celgene.

Company Response:

Prothena respectfully notes that [***]. Please also see the Company’s additional response below with respect to each subpart to the Staff’s comment.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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•

right to access intellectual property for six years through the requirement to be notified on a regular basis of the Company’s ongoing research activities, material developments, and new material data or information (see for example Section 2.2.2.a. and b.)

Company Response: No licenses are granted by Prothena to Celgene under Sections 2.2.2(a) or 2.2.2(b) of the Agreement. These subsections reflect only Prothena’s obligations to keep Celgene informed, and do not grant to Celgene any license to use any intellectual property of Prothena.

While Celgene has the right under these subsections to receive updates on Prothena’s ongoing collaboration activities, this right is intended to enable Celgene to monitor program activities so that it could prepare efficiently to decide whether or not to exercise its options under the Agreement within the limited option exercise periods. If Celgene did not have ongoing access to such data and information, [***]. In such case, [***]

•	right to use the Company’s licensed intellectual property to conduct its activities and perform its obligations under the Agreement (see for example Section 7.1.1)

Company Response: As discussed in Prothena’s January 22, 2019 response letter and February 28, 2019 addendum to that response letter, the licenses granted to Celgene under Sections 7.1.1 and 7.1.2 of the Agreement are limited, [***] and do not constitute distinct or material performance obligations under the Agreement.

The first such license granted to Celgene (under Section 7.1.1) is intended to enable Celgene to perform its obligations under the Agreement and undertake diligence to decide whether or not to exercise its option rights under the Agreement, without being concerned about its freedom to do so in light of Prothena’s intellectual property rights. [***]. As such, this license is merely an ancillary right that may never be utilized by Celgene and is not material. This provision is analogous to a real estate investor entering into an option to buy a building and being granted customary access rights to inspect that property. These rights are integral to the option and not separate performance obligations.

The second license granted to Celgene (under Section 7.1.2) is solely for the use of [***] Prothena’s understanding is that this license is [***]. The important limitations that no such license is granted under intellectual property (a) developed by Prothena independently outside of the collaboration, or (b) that is [***], as well as the fact that [***].1

[1]	As discussed in Prothena’s February 28, 2019 addendum to its letter dated January 22, 2019, in response to comments received by letter dated December 19, 2018 from the Staff, [***]

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•	right to use the Company’s licensed intellectual property for six years for purposes other than evaluating whether to exercises its option (see for example Section 2.9.1)

Company Response: As with the licenses under Sections 7.1.1 and 7.1.2 of the Agreement, the license to Celgene under the last sentence of Section 2.9.1 of the Agreement is limited, [***] and does not constitute a distinct or material performance obligation under the Agreement.

Specifically, this license is solely for the use of data generated by Celgene from Transferred Prothena Materials that is provided pursuant to Section 2.9.1, which may be provided by Prothena to Celgene and used by Celgene only for the Permitted Celgene Purposes specified in Section 2.9.1 and subject to a separately negotiated material transfer agreement to be executed by the parties. [***].

Again, as with Section 7.1.2, the origin of the license in Section 2.9.1 was that [***]

•	right to use for research and development purposes (see page PRTA 1003 of your January 22, 2019 response).

Company Response: Please see the responses above.

4.

Please reconcile for us the statements in your most recent disclosure in Note 8 to the financial statements included in your December 31, 2018 Form 10-K that the options for U.S. Rights and Global Rights represent material rights and the Company’s conclusion that it does not have a material distinct performance obligation at the inception of the Collaboration Agreement. In your reply, please provide your analysis as to whether one or more material rights exists, including whether the exercise price of each option reflects the standalone selling price for the goods and services subject to each option and how you made that determination.

Company Response:

According to ASC 606, when a contract contains an option that allows the customer to purchase additional goods and services, an entity determines whether that option conveys a material right to the customer that must be accounted for as a performance obligation in the contract.

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An entity only accounts for a customer option when it conveys a material right to the customer. The material right is the performance obligation, not the goods or services that the customer can purchase by exercising the option.

The Transition Resources Group (“TRG”) agreed that an entity would not account for the goods or services underlying a customer option as a performance obligation because the entity does not have any enforceable rights regarding those goods or services. This would be the case even if the customer is economically compelled to exercise its option, or the entity is virtually assured that the customer will exercise its option (see TRG 11-15.48).

The Agreement provides Celgene with options (six in total) to acquire a U.S. and a global license for each of three programs, which would become performance obligations for the Company if and when Celgene exercises those options.

[***]

According to ASC 606, revenue is allocated to a customer option to acquire additional goods or services and is deferred and not recognized as revenue when conveyed, but rather is recognized when (1) those future goods or services are transferred (i.e., upon option exercise), or (2) the option expires unexercised. A material right exists if the customer is only able to obtain the option by entering into the sale agreement and the option provides the customer with the ability to obtain the additional goods or services at a discount that is incremental to a discount typically given to that class of customer.

5.	Please consider updating your analysis of the performance obligations in the contract based on your responses to the foregoing comments.

Company Response:

Prothena has carefully reviewed and considered applicable accounting and legal requirements and the facts and circumstances underlying the Agreement and Prothena’s relationship with Celgene. Based on this review and consideration and the responses above and in Prothena’s prior response letters to the Staff, Prothena does not believe that an update to its prior analysis of the performance obligations in the Agreement is necessary or appropriate.

6.	Tell us how you considered the guidance in ASC 730-20 in accounting for this arrangement.

Company Response:

Prothena considered the facts and circumstances in the Celgene research and development arrangement to determine whether ASC 730-20 was applicable. ASC 730-20-25-1 notes that ASC 730 applies to research and development arrangements where (a) the entity is

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committed to repay any of the funds provided by the other party regardless of the outcome of the research and development, (b) existing conditions indicate that it is likely that the entity will repay the other parties regardless of the outcome, and (c) the entity is obligated only to perform research and development work for others.2

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* * * * *

Please contact Bill Homan (at 650-615-2113 or bill.homan@prothena.com) or John C. Williams of Latham & Watkins LLP (at 650-470-4887 or john.williams@lw.com) if you have questions regarding the foregoing responses to the Staff’s comments.

Sincerely,

/s/ Tran B. Nguyen

Tran B. Nguyen

Chief Operating Officer and Chief Financial Officer

Attachment (Exhibit A)

cc:	Karin L. Walker, Chief Accounting Officer and Controller

Bill Homan, Chief Legal Officer and Company Secretary

David Rae, KPMG LLP

Brian Fields, KPMG LLP

Kathleen Wells, Latham & Watkins LLP

John Williams, Latham & Watkin LLP

[2]	Prothena also notes that Celgene is not a related party of Prothena (Celgene holds less than 3% of Prothena outstanding shares).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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EXHIBIT A

8.	Significant Agreements

Celgene Collaboration Agreement

Overview

On March 20, 2018, the Company, through its wholly owned subsidiary Prothena Biosciences Limited, entered into a Master Collaboration Agreement (the “Collaboration Agreement”) with Celgene Switzerland LLC (“Celgene”), a subsidiary of Celgene Corporation, pursuant to which Prothena granted to Celgene a right to elect in its sole discretion to exclusively license rights both in the U.S. (the “US Rights”) and on a global basis (the “Global Rights”), with respect to the Company’s programs to develop and commercialize antibodies targeting Tau, TDP-43 and an undisclosed target (the “Collaboration Targets”). For each such program, Celgene may exercise its US Rights~~has an exclusive right to license clinical candidates in the U.S.~~ at the IND filing and if it so exercises such US Rights~~exercised~~, would also have a right to expand the license to Global Rights~~global rights at the completion of Phase 1~~. If Celgene exercises its US Rights for a program, then following the first to occur of (a) completion by the Company, in its discretion and at its cost, of Phase 1 clinical trials for such program or (b) the date on which Celgene elects to assume responsibility for completing such Phase 1 clinical trials (at its cost)~~Following the exercise for U.S. rights~~, Celgene would have decision making authority over development activities and all regulatory, manufacturing and commercialization activities in the U.S. ~~The Company would be responsible for certain of those activities through completion of Phase 1 clinical studies of products in each such program for which Celgene exercises its US Rights unless Celgene elects otherwise to do so at its cost.~~

The Collaboration Agreement provided for Celgene making an upfront payment to the Company of $100.0 million, which was received in April 2018, plus future potential license exercise payments and regulatory and commercial milestones for each program under the Collaboration Agreement, as well as royalties on net sales of any resulting marketed products. In connection with the Collaboration Agreement, the Company and Celgene entered into a Share Subscription Agreement on March 20, 2018, under which Celgene subscribed to 1,174,536 of the Company’s ordinary shares for a price of $42.57 per share, for a total of approximately $50.0 million.

Celgene U.S. and Global Rights and Licenses

On a program-by-program basis, following the Company’s filing of an IND application for any of the Company’s three collaboration programs to Celgene, Celgene may elect in its sole discretion to exercise its US Rights to receive an exclusive license to develop, manufacture and commercialize antibodies targeting the applicable Collaboration Target in the U.S. (the “US License”). If Celgene exercises its US Rights for a collaboration program, it is obligated to pay the Company an exercise fee of approximately $80.0 million per program. Thereafter, following the

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first to occur of (a) completion by the Company, in its discretion and at its cost, of Phase 1 clinical trials for such program or (b) Celgene’s election to assume responsibility to complete such Phase 1 clinical trials (at its cost)~~Phase 1~~, Celgene would have the sole right to develop, manufacture and commercialize~~decision making authority over development activities, and all regulatory, manufacturing and commercialization activities, for~~ antibody products targeting the relevant Collaboration Target for such program (the “Collaboration Products”) in the U.S. ~~If Celgene does not elect to complete such Phase 1 clinical trials after exercising its US Rights, then Celgene would have the sole right to develop, manufacture and commercialize Collaboration Products in the U.S. after the Company completes such Phase 1 clinical trials.~~

On a program-by-program basis, following completion of a Phase 1 clinical trial for a collaboration program for which Celgene has previously exercised its US Rights, Celgene may elect in its sole discretion to exercise its Global Rights with respect to such collaboration program to receive a worldwide, exclusive license to develop, manufacture and commercialize antibodies targeting the applicable Collaboration Target (the “Global License”). If Celgene exercises its Global Rights, Celgene would be obligated to pay the Company an additional exercise fee of $55.0 million for such collaboration program. The Global Rights would then replace the US Rights for that collaboration program, and Celgene would have decision making authority over developing, obtaining and maintaining regulatory approval for, manufacturing and commercializing the Collaboration Products worldwide.

After Celgene’s exercise of Global Rights for a collaboration program, the Company is eligible to receive up to $562.5 million in regulatory and commercial milestones per program. For obtaining either US Rights or Global Rights for such collaboration program by Celgene, the Company will also be eligible to receive tiered royalties on net sales of Collaboration Products ranging from high single digit to high teen percentages, on a weighted average basis depending on the achievement~~achieving~~ of certain net sales thresholds. Such exercise fees, milestones and royalty payments are subject to certain reductions as specified in the Collaboration Agreement, the agreement for US Rights and the agreement for Global Rights.

Celgene will continue to pay royalties on a Collaboration Product-by-Collaboration Product and country-by-country basis, until the latest of (i) expiration of certain patents covering the Collaboration Product, (ii) expiration of all regulatory exclusivity for the Collaboration Product, and (iii) an agreed period of time after the first commercial sale of the Collaboration Product in the applicable country (the “Royalty Term”).

Term and Termination

The research term under the Collaboration Agreement continues for a period of six years, which Celgene may extend for up to two additional 12-month periods by paying an extension fee of $10.0 million per extension period. The term of the Collaboration Agreement continues until the last to occur of the following: (i) expiration of the research term; (ii) expiration of all US Rights terms; and (iii) expiration of all Global Rights terms.

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The term of any US License or Global License would continue on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of all Royalty Terms under such agreement.

The Collaboration Agreement may be terminated (i) by either party on a program-by-program basis if the other party remains in material breach of the Collaboration Agreement following a cure period to remedy the material breach, (ii) by Celgene at will on a program-by-program basis or in its entirety, (iii) by either party, in its entirety, upon insolvency of the other party, or (iv) by Prothena, in its entirety, if Celgene challenges a patent licensed by Prothena to Celgene under the Collaboration Agreement.

Share Subscription Agreement

Pursuant to the terms of the Collaboration Agreement, the Company entered into a Share Subscription Agreement (the “SSA”) with Celgene, pursuant to which the Company issued, and Celgene subscribed for, 1,174,536 of the Company’s ordinary shares (the “Shares”) for an aggregate subscription price of approximately $50.0 million, pursuant to the terms and conditions thereof.

Under the SSA, Celgene is subject to certain transfer and standstill restrictions, including a restriction on acquiring more than 9.9% of the Company’s share capital for a specified period of time following the closing of the subscription of the Shares, or earlier upon announcement of the intent to consummate a change of control of the Company by the Company or a third party, or expiration or termination of the Collaboration Agreement. In addition, Celgene will be entitled to request the registration of the Shares with the U.S. Securities and Exchange Commission on Form S-3ASR or Form S-3 following termination of the transfer restrictions if the Shares cannot be resold without restriction pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Collaboration Accounting

The Collaboration Agreement was evaluated under ASC 808, Collaborative Agreements. At the outset of the Collaboration Agreement, the Company concluded that it does not qualify as collaboration under ASC 808 because the Company does not share significant risks due to economics of the collaboration.

Performance Obligations

The Company assessed the Collaboration Agreement and concluded that it represented a contract with a customer within the scope of ASC 606. Per ASC 606, a performance obligation is defined as a promise to transfer a good or service or a series of distinct goods or services. At inception of the Collaboration Agreement, the Company concluded that it does not have material distinct performance obligation as the Company is not obligated to transfer the US License or Global License~~license~~ to Celgene unless Celgene exercises its US Right or Global Right, respectively, and the Company is not obligated to perform development activities under the development plan during preclinical and Phase 1 clinical trials including the regulatory filing of the IND.

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The discovery, preclinical and clinical development activities performed by the Company are to be performed at the Company’s discretion and therefore are not considered distinct performance obligations under ASC 606. Per the terms of the Collaboration Agreement, the Company may conduct discovery activities to characterize, identify and generate antibodies to become collaboration candidates that target such Collaboration Target, and thereafter may pre-clinically develop collaboration candidates to identify lead candidates that target such Collaboration Target and file an IND with the U.S. Food and Drug Administration (the “FDA”) for a Phase 1 clinical trial for such lead candidates. ~~The Company is solely responsible for any and all costs and expenses in connection with the performance, in its discretion, of any program prior to the exercise of the Global Right for such program.~~

The Company is not obligated to perform manufacturing activities. Per the terms of the Collaboration Agreement, to the extent that the Company, at its discretion, conducts a program, the Company shall be responsible for the manufacture of collaboration candidates and collaboration products for use in such program, as well as the associated costs. Delivery of manufactured compound (clinical product supply) is not deemed a performance obligation under ASC 606 as the Company is not obligated to transfer supply of collaboration product to Celgene unless Celgene exercises its right to participate in the Phase 1 development.

The options to acquire the US License and Global License for each program will become performance obligations only if and when Celgene chooses to exercise its options for those licenses if those options become available to exercise in the future.

Transaction Price

According to ASC 606-10-32-2, the transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Factors considered in the determination of the transaction price included, among other things, estimated selling price of the license and costs for clinical supply and development costs.

The initial transaction price under the Collaboration Agreement, pursuant to ASC 606, was $110.2 million, including the $100.0 million upfront payment and $10.2 million premium on the ordinary shares purchased under the SSA.

The Company evaluated the potential obligations to transfer the U~~.~~S~~.~~ Licenses and Global Licenses~~global licenses~~ to Celgene under ASC 606-10-55-42 and 55-43 to determine whether it gave Celgene a “material right” and concluded that Celgene’s options to exercise its US Rights or Global Rights represented a “material right” to Celgene that it would not have received without entering into the Collaboration Agreement. However, the obligations to transfer the U~~.~~S~~.~~ Licenses

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and Global Licenses~~licenses~~ to Celgene were not considered performance obligations at the outset of the Collaboration Agreement under ASC 606, and will become performance obligations only if and when Celgene chooses to exercise its options.

In addition, the Company did not include the option fees in the initial transaction price because such fees are variable consideration that are contingent on the options to the US Rights and the Global Rights being exercised. Upon the exercise of the US Rights and the Global Rights for a program, the Company will have the obligation to deliver the U~~.~~S. License and Global License~~global licenses~~, respectively, for such program. The Company will include the option fees in the transaction price at a point in time when the Company can conclude that it is probable that a significant revenue reversal will not occur. In addition, the Company did not include in the initial transaction price certain clinical and regulatory milestone payments since these variable considerations are constrained due to the~~high~~ likelihood of a significant revenue reversal.

At the inception of the Collaboration Agreement, the Company did not transfer any goods or services to Celgene that are material. Accordingly, the Company has concluded that the initial transaction price will be recognized as contract liability and will be deferred until the Company transfers control of goods or services to Celgene (which would be when Celgene exercises the US Right and receives control of the US license for at least one of the programs) or at the termination of the Collaboration Agreement, whichever occurs first. At such point that the Company transfers control of goods or services to Celgene, the total transaction price will be allocated by first applying the fair value for each program, relative to the other programs, on the assumption that each program processes to the point that Celgene could exercise its US Rights, to arrive at a transaction price per program, and then allocating each such transaction price per program to each of the Company’s performance obligations on a relative standalone selling price basis.

The relative selling price method is based on the Company’s best estimate of the selling price of the respective US License or Global License~~licenses~~ for that program. The best estimate of selling price for the US License and Global License~~licenses~~ by program was based on a discounted cash flow model. The key assumptions used in the discounted cash flow model used to determine the best estimate of selling price for the US License and Global License~~license~~ included the market opportunity for commercialization of each program in the U.S. or globally depending on the license, the probability of successfully developing and commercializing a given program target, the estimated remaining development costs for the respective program, and the estimated time to commercialization of the drug for that program.

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Significant Payment Terms

The upfront payment of $100.0 million was due within ten business days after the effective date of the Collaboration Agreement and was received in April 2018, while all option fees and milestone payments are due within 30 days after the achievement of the relevant milestone by Celgene or receipt by Celgene of an invoice for such an amount from the Company.

The Collaboration Agreement does not have a significant financing component since a substantial amount of consideration promised by Celgene to the Company is variable and the amount of such variable consideration varies based upon the occurrence or nonoccurrence of future events that are not within the control of either Celgene or the Company. Variable considerations related to clinical and regulatory milestone payments and option fees are constrained due to the~~high~~ likelihood of a significant revenue reversal.

Milestone and Royalties Accounting

~~Under the Collaboration Agreement, the~~The Company is eligible to receive milestone payments of up to $90 million per program upon the achievement of ~~development,~~ regulatory milestones and milestone payments of up to $375 million per program upon the achievement of certain specified~~various first~~ commercial sales milestones~~,~~ under the US License for such program. The Company is also eligible to receive milestone payments of up to $187.5 million per program upon the achievement of certain specified regulatory milestones and milestone payments of up $375 million per program on certain specified commercial sale milestones under the Global License for such program. Milestone payments are evaluated under ASC Topic 606. Factors considered in this determination included scientific and regulatory risk that must be overcome to achieve each milestone, the level of effort and investment required to achieve the milestone, and the monetary value attributed to the milestone. Accordingly, the Company estimates payments in the transaction price based on the most likely approach, which considers the single most likely amount in a range of possible amounts related to the achievement of these milestones. Additionally, milestone payments are included in the transaction price only when the Company can conclude it is probable that a significant revenue reversal will not occur in future periods.

The Company excluded the milestone payments and royalties in the initial transaction price because such payments are considered to be variable considerations with constraint. Such milestone payments and royalties will be recognized as revenue at a point in time when the Company can conclude it is probable that a significant revenue reversal will not occur in future periods.

The Company did not achieve any clinical and regulatory milestones under the Collaboration Agreement during the [quarter ended March 31, 2019]~~year ended December 31, 2018~~.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-14